Exhibit 8.1

Subsidiaries of the Registrant

Legal Name of Subsidiary	Jurisdiction of Organization
Oatly AB	Sweden
Oatly EMEA AB	Sweden
Oatly UK Ltd.	United Kingdom
Oatly UK Operations & Supply Ltd.	United Kingdom
Oatly Germany GmbH	Germany
Oatly Inc.	United States
Oatly US Operations & Supply Inc.	United States
Oatly US, Inc.	United States
Oatly Shanghai Ltd.	China
Oatly Food Co. Ltd.	China